23003276

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SEC FILE NUMBER 8-10048

SEC Mail Processing
AUG 25 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2022 (MM/DD/YY) AND ENDING 6/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Doft & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 East 59th Street, 12th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Hamaoui	212-421-5550	doftco@doftco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper, LLC
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	*(PCAOB Registration Number, if applicable)*

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jonathan Doft, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Doft & Co., Inc., as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL H DOFT
Notary Public, State of New York
NO. 01DO6423670
Qualified in New York County
Commission Expires 10/18/2025

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Doft & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1991.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
August 22, 2023

DOFT & CO., INC.

Statement of Financial Condition
June 30, 2023

ASSETS	
Securities owned, at fair value	$ 36,536,768
Cash and cash equivalents	330,802
Right of use asset	111,276
Prepaid taxes	4,543
Due from clearing broker	5,789
Other assets	139,365
	$ 37,128,543
LIABILITIES	
Accrued expenses and accounts payable	$ 691,891
Lease liability	114,070
Current taxes payable	1,592
Deferred tax liability	1,118,855
Total liabilities	1,926,408
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock, no par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	34,858,965
Total stockholder's equity	35,202,135
	$ 37,128,543

See notes to statement of financial condition

Note A - Summary of Significant Accounting Policies

Doft & Co., Inc. (the "Company") is registered as a broker-dealer and clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions, commissions and related expenses are recorded on a trade-date basis.

[2] The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which are readily marketable, are valued at fair value on the last business day of the year at the last available reported national exchange price.

[3] The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for demand note accounts, which are considered securities owned, at fair value.

[4] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of their useful lives or the term of the lease. As of June 30, 2023, the Company's furnitures, fixtures and leasehold investments have been fully depreciated.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2023

Note A - Summary of Significant Accounting Policies (Continued)

[5] The revenue recognition under ASC Topic 606, Revenue with Contracts with Customers, guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions by executing client transactions in stocks and other financial products. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date which is generally two business days after trade date for equities securities.

[6] Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2023.

[7] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2023

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities

The following table presents the Company's assets by level within the fair value hierarchy at June 30, 2023:

	Fair Value	Fair Value Hierarchy
Securities owned:		
Common stocks:		
Consumer, non-cyclical	$ 47,163	Level 1
Financial	2,564,849	Level 1
Pharmaceutical	7,555,847	Level 1
Auto	235	Level 1
Total common stock	10,168,094	(1)
Demand note accounts	26,368,674	Level 2
	$ 36,536,768	

(1) One security, Illumina, Inc., represents approximately 74% of fair value of securities owned.
(2) The demand notes accounts carry interest at approximately 5.25% and have no fixed term.

Notes to Statement of Financial Condition
June 30, 2023

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities (Continued)

The following table presents the carrying values and estimated fair values at June 30, 2023, of financial assets, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$ 330,802	$ 330,802	$ -	$ -	$ 330,802
Due from clearing broker	5,789	-	5,789	-	5,789
Other assets - deposit	123,143	-	123,143	-	123,143
Total Assets	$ 459,734	$ 330,802	$ 128,932	$ -	$ 459,734

Note C - Stockholder's Equity

The Company's preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of regulatory authorities, at $1,000 a share. Common stock and preferred stock have the same dividend rights, and dividends are paid only if and when declared by the Board of Directors.

Note D - Income Taxes

As of June 30, 2023, the deferred income tax assets and liabilities were as follows:

Net operating loss carryforwards	$ 582,805
Unrealized gain on investment	(1,701,660)
Net deferred tax liability	$ (1,118,855

Note D - Income Taxes (Continued)

At June 30, 2023, the Company had available approximately $2,743,500 of NOL carryforwards for federal tax purposes that can be carried forward indefinitely, but limited to offset 80% of taxable income. The Company also had state and city net operating losses of approximately $927,000, which will expire through 2042 if not utilized prior to that date.

The Company files federal, Connecticut, New York State and New York City income tax returns. Tax years 2019 through 2022 remain open to examination by federal and state tax jurisdictions.

Note E - Commitments and Contingencies

[1] Lease:

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company leases office space pursuant to an operating lease agreement. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease commenced on February 1, 2023 for a term of 1 year and 1 month, ending February 29, 2024. The Company used its estimated incremental borrowing rate of 6% to calculate the lease liability. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability less the unamortized balance of the lease incentives receives, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The future minimum lease payments are as follows:

Year ending June 30,

2024	115,216
Total lease payments	$ 115,216
Less: imputed interest	(1,146)
	$ 114,070

As of June 30, 2023, the Company provided an interest bearing security deposit in the amount of approximately $19,000 pursuant to the terms of the lease.

Note E - Commitments and Contingencies (Continued)

[2] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. The Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities' lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Note F – Credit Losses

ASC Topic 326, Financial instruments- Credit Losses ("ASC 326") impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectations is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not record an allowance for credit losses at June 30, 2023.

Note G - Related Party Transactions

During the year ended June 30, 2023, the Company acted as an introducing broker for various related parties. Additionally, during the year ended June 30, 2023, the Company paid director fees to individuals related to the principal shareholder and investment advisory fees to a firm owned by a related party of management.

Note H - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the Company had a ratio of aggregate indebtedness to net capital of .12 to 1, and its net capital was $5,907,798 compared to the minimum requirement of $100,000.